Mail Stop 4561

February 9, 2009

By U.S. Mail and facsimile to(720)932-9738

William D. Snider
Chief Financial Officer
United Western Bancorp, Inc.
700 17th Street, Suite 2100
Denver, CO 80208

      Re: United Western Bancorp, Inc.
               File No. 0-21231
               Form 10-K for the period ended December 31, 2007
               Forms 10-Q for 2008

Dear Mr. Snider:

We have reviewed your response to our comment letter of December 18, 2008, which was filed on January 26, 2009, and have the following additional comments:

Form 10-Q for the Period Ended September 30, 2008

Financial Statements

Note 1. Basis of Presentation and Significant Accounting Policies, page 8

Temporary vs. Other-Than-Temporary Impairment, page 10

1.   Please refer to your response to comment 3 of our December 18, 2008 letter and tell us why, if you determine a security is OTTI by first using the guidance from SFAS 115 and FSP SFAS 115-1, you measure impairment using the guidance in EITF 99-20 since you state that you have no securities that are within the scope of EITF 99-20 at the purchase date. As part of your response, please tell us whether you think you would get a different amount of measured impairment had you measured it using the guidance in the SFAS 115 and the FSP instead of EITF 99-20.

2.   Please refer to your response to comment 5 of our December 18, 2008 letter and tell us the fact pattern in which you were scoped into EITF 99-20 at September 30, 2008. We note you state in the response to comment 3 that there are no securities owned by the Company that were within the scope of EITF 99-20 at the purchase date. We also note that you state in the response to comment 4 that your policy is only to evaluate securities for inclusion in the scope of EITF 99-20 at inception and that you do not re-evaluate. To the extent you believe you do have securities within the scope of EITF 99-20, please quantify the amount of those

securities as of December 31, 2007, September 30, 2008 and December 31, 2008. To the extent you believe you do not have securities within the scope of EITF 99-20, please tell us why you believe it is appropriate to recognize interest income on these securities in accordance with EITF 99-20.

* * * * *

Please respond to our comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments and provide us drafts of your proposed revisions to future filings and any requested supplemental information. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

You may Paul Cline at (202) 551-3851 or me at (202)551-3494 you have questions.

Sincerely,

Kevin Vaughn
Branch Chief